Ultimate Rack, Inc.
331 Valley Mall Parkway #215
East Wenatchee, WA 98802

October 12, 2012

VIA EDGAR and FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn: Justin Dobbie, Legal Branch Chief

Re:	Ultimate Rack, Inc. Amendment No. 3 to the Registration Statement on Form S-1 Filed September 27, 2012 File No. 333-179188

Dear Mr. Dobbie:

Ultimate Rack, Inc. (“Ultimate Rack” or, the “Company,” “we,” “us,” or “our”) is in receipt of your comment letter dated October 5, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Prospectus Summary, page 1

Overview, page 1

1.
Please revise the first sentence of the fourth paragraph to disclose your cash on hand as of the most recent practicable date or confirm that this figure is unchanged since the filing of your last amendment. Please also update the remainder of the fourth paragraph, as applicable.

Response: We have revised the first sentence of the fourth paragraph to disclose our cash on hand as of the most recent practicable date, and have updated the remainder of the paragraph as applicable.

Summary of Consolidated Financial Information, page 2

2.	Please revise to reflect the interim period ended July 31, 2012.

Response: We have revised the Summary of Consolidated Financial Information to reflect the interim period ended July 31, 2012.

Sincerely, /s/ Shawn Arizmendi Shawn Arizmendi President, Ultimate Rack, Inc.